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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                             Hilite Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   43153 10 1
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                                 (CUSIP Number)

                               Joseph W. Carreras
                              Hilite Holdings, LLC
                              Hilite Mergeco, Inc.
                                 Terminal Square
                                50 Public Square
                                   32nd Floor
                              Cleveland, Ohio 44113
                                 (216) 771-6700

                                 with a copy to:

    Edward R. Mandell, Esq.                         Christopher M. Kelly, Esq.
    Jordan A. Horvath, Esq.                         Patrick J. Leddy, Esq.
    Parker Chapin Flattau & Klimpl, LLP             Jones, Day, Reavis & Pogue
    1211 Avenue of the Americas                     901 Lakeside Avenue
    New York, New York 10036                        Cleveland, Ohio 44114
    (212) 704-6000                                  (216) 586-3939
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 1999
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d- 1(f) or Rule 13d-1(g), check the following box. |_|

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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         This Amendment No. 1 amends the Statement on Schedule 13D (the
"Schedule 13D") filed with the Securities and Exchange Commission on May 7, 1999 by Hilite Mergeco, Inc. ("Merger Subsidiary"). Merger Subsidiary, Hilite Holdings, LLC ("Buyer") and the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (collectively, the "Continuing Stockholders") may be considered a group by virtue of the Stockholders Agreement entered into by Buyer, Merger Subsidiary and the Continuing Stockholders on April 26, 1999. Accordingly, Buyer, Merger Subsidiary and the Continuing Stockholders have filed an Amendment No.1 to the Statement on Schedule 13D (the "Group Schedule 13D") filed by Buyer on May 7, 1999 to reflect such beneficial ownership of the group members. Information relating to Merger Subsidiary's beneficial ownership of the Company's common stock is reflected in the Group Schedule 13D, which was filed on May 19, 1999. The Group Schedule 13D supersedes and replaces the Schedule 13D.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 1999


                                             HILITE MERGECO, INC.

                                             /s/ JOSEPH W. CARRERAS
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                                             By:      Joseph W. Carreras
                                                      President



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